Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)
($ in thousands)
Twelve Months Ended December 31, 2005

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3552
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6448
Pre-Tax Preferred Stock Dividends	$2,047

FIXED CHARGES:
Interest Expense	$41,021
Amortization of Debt Premium, Discount and Expense	837
Interest Component of Rentals	1,266

Total Fixed Charges	43,124
Pre-Tax Preferred Stock Dividends	2,047

Total Fixed Charges and Preferred Stock Dividends	$45,171

EARNINGS:
Net Income before Dividends on Preferred Stock	$94,090
Add:
Income Taxes Applicable to Utility Operating Income	53,006
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(1,166)
Total Fixed Charges	43,124

Total Earnings	$189,054

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.2